United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

PRESS RELEASE
SIGNATURES

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

Press Release

CVRD Clarifies the Procedures for the Payment to Foreign Investors
of Remuneration on Shareholders Debentures

Rio de Janeiro, April 14, 2004 – Companhia Vale do Rio Doce (CVRD) hereby announces that the payment of remuneration on shareholders debentures (debentures) issued in 1997 has been made available as from April 1, 2004, in the amount of R$ 0.0120628 per debenture, for a total of R$ 4,687,105.79.

The Central Bank of Brazil (BACEN) issued authorization on March 25, 2004, under the terms of Resolution Nº 2,689/2000, granting the registration of foreign investment status to shareholders of the Company at the time of privatization, which occurred in May 1997, who brought their funds into Brazil via Regulation Annex IV of BACEN Resolution Nº 1,287/87, and who also received a bonus issue of debentures. These investors should proceed with the registration of these debentures with BACEN, entering in contact with their representatives in the local market, who will be responsible for formalizing the registration of these securities in Brazil, through the carrying out of simultaneous foreign exchange transactions.

After the registration is formalized, the representatives of the foreign investors should visit any branch of Banco Bradesco S.A., CVRD’s debenture custodian bank, to update the shareholders’ records and request the remuneration payment to which they are entitled.

With regard to those shareholders in the Company at the time of privatization who brought in their funds into Brazil via Regulation Annex V of BACEN Resolution nº 1.287/87 (holders of American Depositary Receipts — ADRs), the Company is currently verifying with JP Morgan Chase, the depositary agent for the ADRs of CVRD, and Banco Bradesco S.A. as to what procedure should be adopted for these investors.

CVRD hereby informs that the authorization granted by BACEN for formalizing the registration of these debentures is valid until September 21, 2004.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer